Mail Stop 6010

December 3, 2007

Mr. Guy Avidan
Chief Financial Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, California 91311

      Re: MRV Communications, Inc.
                 Form 10-K for the year ended December 31, 2006
                 Filed March 6, 2007
                 File No. 001-11174

Dear Mr. Avidan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant